                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. Three)*

                         Sunoco Logistics Partners L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    86764L108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 (the "Act") or otherwise  subject to the liabilities of that section of the
Act, but shall be subject to all other  provisions of the Act (however,  see the
Notes).

----------------------------
CUSIP No.  86764L108       -  13G/A                            Page 2 of 7 Pages
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Tortoise Capital Advisors, L.L.C. (22-3875939)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        1,906,785 (see Item 4)
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        1,973,153 (see Item 4)
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,973,153 (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions)
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.6%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IA
---------- ---------------------------------------------------------------------

----------------------------
CUSIP No.  86764L108       -  13G/A                            Page 3 of 7 Pages
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Tortoise Energy Infrastructure Corporation (20-0384222)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        934,625 (see Item 4)
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        934,625 (see Item 4)
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           934,625 (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions)
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           4.1%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IV
---------- ---------------------------------------------------------------------

                                                               Page 4 of 7 Pages

Item 1(a)  Name of Issuer:

     Sunoco Logistics Partners L.P.

Item 1(b)  Address of Issuer's Principal Executive Offices:

     Mellon  Bank  Center,  1735  Market  Street,  Suite  LL,  Philadelphia,  PA
19103-7583

Item 2(a)  Name of Persons Filing:

     This 13G is being jointly filed by Tortoise  Capital  Advisors,  L.L.C.,  a
Delaware limited liability company ("TCA"),  and Tortoise Energy  Infrastructure
Corporation, a Maryland corporation ("TYG").

     TCA and TYG have entered into an  Agreement  Regarding  Joint Filing of 13G dated February 12th, 2007 (the  "Agreement")  pursuant to which TCA and TYG have agreed  to file this 13G  jointly  in  accordance  with the  provisions  of Rule
13d-1(k)(1)  of the Securities  Exchange Act of 1934, as amended (the "Act").  A copy of the Agreement is attached hereto as Exhibit A.

Item 2(b)  Address of Principal Business Office or, if None, Residence:

     The principal  business  address of both TCA and TYG is 10801 Mastin Blvd.,
Suite 222, Overland Park, Kansas 66210.

Item 2(c)  Citizenship:

     TCA  is a  Delaware  limited  liability  company  and  TYG  is  a  Maryland corporation.

Item 2(d)  Title of Class of Securities:

     Common Units

Item 2(e)  CUSIP Number:

     86764L108

Item 3  The Reporting Person is:

     TCA is an investment  adviser in accordance  with Rule  13d-1(b)(1)(ii)(E), and TYG is an investment  company  registered  under Section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).

Item 4  Ownership:

     TCA  acts  as  an  investment  advisor  to  certain  closed-end  investment companies  registered under the Investment  Company Act of 1940,  including TYG.
TCA,  by  virtue  of  investment   advisory  agreements  with  these  investment
companies,  has all investment and voting power over securities  owned of record by these investment companies.  However,  despite their delegation of investment and voting  power to TCA,  these  investment  companies  may be deemed to be the beneficial  owner  under Rule 13d-3 of the Act,  of the  securities  they own of record  because  they have the right to  acquire  investment  and  voting  power through  termination of their investment  advisory agreement with TCA. Thus, TCA has  reported  that it  shares  voting  power  and  dispositive  power  over the securities owned of record by these investment  companies,  and TYG has reported that it shares voting power and dispositive  power over the securities  owned of record by it. TCA also acts as

                                                               Page 5 of 7 Pages

an investment advisor to certain managed accounts.  Under contractual agreements with individual account holders, TCA, with respect to the securities held in the managed  accounts,  shares  investment  and voting  power with  certain  account holders,  and has no voting power but shares investment power with certain other account  holders.  TCA may be  deemed  the  beneficial  owner of the  securities covered by this  statement  under Rule 13d-3 of the Act. None of the  securities listed  below  are  owned of record by TCA,  and TCA  disclaims  any  beneficial interest in such securities.

A.  Tortoise Capital Advisors

         (a) Amount beneficially owned: 1,973,153

         (b) Percent of class: 8.6%

         (c) Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote: 0

              (ii)  Shared power to vote or direct the vote: 1,906,785

              (iii) Sole power to dispose or to direct the disposition of: 0

              (iv)  Shared  power to dispose or to direct  the  disposition  of:
                    1,973,153

B.   Tortoise Energy Infrastructure Corporation

         (a) Amount beneficially owned: 934,625

         (b) Percent of class: 4.1%

         (c) Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote: 0

              (ii)  Shared power to vote or direct the vote: 934,625

              (iii) Sole power to dispose or to direct the disposition of: 0

              (iv)  Shared  power to dispose or to direct  the  disposition  of:
                    934,625

Item 5  Ownership of Five Percent or Less of a Class:

     If this  statement  is being  filed to report  the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of  securities,  check the following [X]. TYG has ceased to be the beneficial owner of more than 5 percent of the class of securities and is filing this statement to report that fact.

Not applicable to TCA.

                                                               Page 6 of 7 Pages

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

     The investment companies and the managed accounts discussed in Item 4 above have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective  accounts.  The interest of any one such person does not exceed 5% of the class of securities.

Item 7  Identification  and  Classification of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company:

     Not Applicable

Item 8  Identification and Classification of Members of the Group:

     Not Applicable

Item 9  Notice of Dissolution of Group:

     Not Applicable

Item 10  Certification:

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated:  February 12, 2007

                                      Tortoise Capital Advisors, L.L.C.

                                      By:  /s/ Terry Matlack
                                         ---------------------------------------
                                      Title:  Managing Director

                                      Tortoise Energy Infrastructure Corporation

                                      By: /s/ Terry Matlack
                                         ---------------------------------------
                                      Title:  Chief Financial Officer

                                                               Page 7 of 7 Pages

                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

     In  accordance  with Rule 13d-1 (k) under the  Securities  Exchange  Act of
1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including  amendments thereto) with respect to the Common Units of Sunoco  Logistics  Partners  L.P., and further agree that this agreement be included as an exhibit to such filings.

   In  evidence  whereof,  the  undersigned  have caused  this  Agreement  to be executed on their behalf this 12th day of February, 2007.

                                     Tortoise Capital Advisors, L.L.C.

                                     By:  /s/ Terry Matlack
                                        ----------------------------------------
                                     Title:  Managing Director

                                     Tortoise Energy Infrastructure Corporation

                                     By: /s/ Terry Matlack
                                        ----------------------------------------
                                     Title:  Chief Financial Officer